15046845

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:D STATES
(CHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65981

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ______

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Dunnell Road, Suite 201
(No. and Street)

Maplewood (City) | NJ (State) | 07040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai | 973-313-2400 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Avenue Suite 200 (Address) | East Hanover (City) | New Jersey (State) | 07936 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/15

OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (U.S) Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA QUINN
NOTARY PUBLIC OF NEW JERSEY
ID # 2213967
My Commission Expires 4/18/2019

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of UOB Kay Hian (U.S.) Inc.'s financial statements. The supplemental information is the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 25, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
FRIEDMAN LLP IS AN INDEPENDENT MEMBER FIRM OF DFK INTERNATIONAL

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 632,955
Receivable from affiliate	269,930
Deposit with clearing broker	50,000
Due from clearing broker	44,234
Property and equipment - at cost, less accumulated depreciation and amortization	23,600
Other assets	84,864
	$ 1,105,583
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 278,977
Payable to affiliates	96,185
Income taxes payable	7,296
	382,458
Commitments	
Liabilities subordinated to claims of general creditors	150,000
Stockholder's equity	
Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding	550,000
Retained earnings	23,125
	573,125
	$ 1,105,583

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues	
Commissions	$ 3,831,232
Research services	603,839
Interest income	502
	4,435,573
Expenses	
Employee compensation and benefits	1,880,266
Clearance charges	1,198,833
Professional fees	72,223
Occupancy	95,689
Communications	208,235
Regulatory fees	20,046
Research fees	687,685
Travel and entertainment	87,160
Depreciation and amortization	12,148
Interest expense	3,042
Other operating expenses	81,878
	4,347,205
Income before income tax	88,368
Income taxes	6,206
Net income	$ 82,162

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock		(Deficit) Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2014	550,000	$ 550,000	$ (59,037)	$ 490,963
Net income	-	-	82,162	$ 82,162
Balance, December 31, 2014	550,000	$ 550,000	$ 23,125	$ 573,125

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	82,162
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		12,148
Changes in assets and liabilities		
Receivable from affiliate		(78,329)
Due from clearing broker		(44,234)
Other assets		(39,824)
Accounts payable and accrued expenses		99,967
Payable to affiliates		41,995
Income taxes payable		7,216
Net cash provided by operating activities		81,101
Cash flows from investing activities		
Purchase of fixed assets		(21,101)
Net increase in cash and cash equivalents		60,000
Cash and cash equivalents, beginning of year		572,955
Cash and cash equivalents, end of year	$	632,955
Supplemental cash flow disclosures		
Interest paid	$	3,042

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2014	$	150,000

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

UOB Kay Hian (U.S.) Inc. was incorporated on February 10, 2003 in New York with 250,000 authorized shares of $1 par value common stock of which 2 shares were outstanding for a total of $2 in common stock.

On August 8, 2014, the Company increased the authorized number of shares to 550,000 shares of $1 par value common stock. The number of outstanding shares was also increased from 2 shares to 550,000 shares. By issuing these additional shares the Company increased its common stock and decreased its additional paid-in capital in the amount of $549,998.

On July 10, 2014 the sole shareholder of the company incorporated UOB Kay Hian (U.S.) Inc. in New Jersey with the authority to issue 550,000 shares of $1 per value common stock of which 544,500 shares were issued.

Effective September 1, 2014 the New York corporation was merged into the New Jersey corporation and each issued share of stock of the New York corporation was converted into one hundredth (1/100) of one share of the surviving corporation ("NJ"). The shareholder of the surviving corporation received 5,500 shares of the New Jersey corporation as a result of the merger thereby increasing their total authorized, issued and outstanding shares of common stock to 550,000 shares.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 30,203
Computer equipment	49,992
Office equipment	54,066
Leasehold improvements	28,102
	162,363
Less - Accumulated depreciation and amortization	138,763
	$ 23,600

3 - INCOME TAXES

The net income tax provision for the year ended December 31, 2014 consists of the following:

	Federal	State/Local	Total
Current tax provision	$ -	$6,206	$6,206
Deferred tax provision	-	-	-
	$ -	$6,206	$6,206

The Company has net operating loss carryforwards of approximately $512,000 (federal) as of December 31, 2014 that may be applied against future taxable income and that expire in various years through 2032. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $174,000 at December 31, 2014.

Federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2014, the Company paid $1,085,517 in clearing charges to this company.

UOB Kay Hian Research Pte Ltd, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement. During the year ended December 31, 2014, the Company paid $687,685 in research fees to this company.

Receivable from affiliate consists primarily of commissions totaling $260,291 earned for the month of December 2014, due from UOB Kay Hian Private Limited.

Payable to affiliates totaling $96,185 as of December 31, 2014 consists primarily of research fees owed to UOB Kay Hian Research Pte Ltd.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. It is a three year loan with the full principal amount due upon maturity on June 30, 2015. The loan has an interest rate of 2%, which is paid annually.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey for its main office at an annual rental of $24,000 from The Ridge Group, LLC. The lease expires on August 31, 2015 and is non-cancellable. The Company's Toronto branch leases office space under a tenancy agreement at an annual rental of $26,775 through July 2019.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are as follows:

Years Ending December 31,	
2015	$42,775
2016	26,775
2017	26,775
2018	26,775
2019	15,619
	$138,719

7 - MAJOR CUSTOMERS

The Company has three customers that accounted for 27%, 18% and 12% of its revenues for the year ended December 31, 2014.

8 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2014 were approximately $8,177.

9 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $343,411, which exceeded requirements by $93,411. The ratio of aggregate indebtedness to net capital was 1.11 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital		
Total stockholder's equity	$	573,125
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		723,125
Deductions and/or charges		
Non-allowable assets		378,395
Net capital before haircut on securities positions		344,730
Haircuts on securities positions		
Canadian obligations		1,319
Net capital	$	343,411
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	286,273
Payable to affiliates		96,185
Aggregate indebtedness	$	382,458
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	25,497
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	93,411
Excess net capital at 1,000%	$	55,165
Ratio: Aggregate indebtedness to net capital		1.11 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	312,504
Increase resulting from December 31, 2014 audit adjustments, net	$	30,907
Net capital, as included in this report	$	343,411

See Independent Auditors Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) UOB Kay Hian (U.S.) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Kay Hian (U.S.) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 25, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM

UOB Kay Hian (U.S.) Inc.
111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

We as members of management of UOB Kay Hian (U.S.) Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii), and

(2) we met the identified exemption provisions throughout the most recent fiscal year 12/31/2014 without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 23, 2015

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
of UOB Kay Hian (U.S.) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by UOB Kay Hian (U.S.) Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UOB Kay Hian (U.S.) Inc.'s compliance with the applicable instructions of Form SIPC-7. UOB Kay Hian (U.S.) Inc.'s management is responsible for UOB Kay Hian (U.S.) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 25, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
FRIEDMAN LLP IS AN INDEPENDENT MEMBER FIRM OF DFK INTERNATIONAL

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7)

YEAR ENDED DECEMBER 31, 2014

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2014		$10,806
Payment schedule:		
SIPC-6	7/24/14	4,535
SIPC-7	2/06/15	6,271
Balance due		$ -

See independent accountants report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation

UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2014
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM